

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
David W. Hitchcock
Chief Financial and Administrative Officer
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, FL 33647

> **Re:** **Syniverse Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 001-32432**

Dear Mr. Hitchcock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. On the cover page to the Form 10-K, you checked "No" to the following: "Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act." If appears, however, that you do not have a reporting obligation pursuant to Section 13 or Section 15(d). Please advise and revise as appropriate in future filings.

Business, page 6

Customers, page 18

2. We note that Verizon Wireless generated 21.6% of your total revenues for the year ended December 31, 2013. Please file your material agreement(s) with Verizon Wireless as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 19

We have substantial indebtedness and may incur substantial additional indebtedness…, page 29

3. Please quantify your debt service requirements and disclose as a percentage the "significant portion" of your cash flow that must be dedicated to debt service, both principle and interest

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note the following:

    • On page 23, you state that in recent years you have experienced a loss of revenue streams as certain customers have moved certain services you provided in-house or by directly connecting with others in the mobile ecosystem.
    • You disclose that you have renewed your contract with Verizon but at "reduced pricing."
    • The European Commission has proposed regulation that would cap roaming charges and put downward pressure on your data clearing service.
    • Foreign currency exchanges appear to have a material impact on your income.
    • You have undertaken cost savings initiatives and other restructuring activities including reallocation of resources to key positions in the company and realignment of certain management functions.

    Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial conditions or results of operations. Your overview should also provide a general overview of the trends in the mobile settlement and clearing market, including technological trends. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Executive Overview, page 40

Financial Highlights, page 40

5. Please revise your disclosure of your period-to-period net loss. You state that your net loss from operations decreased $40.1 million in fiscal year ended December 31, 2013

when your net loss actually increased year-over-year. Please revise this disclosure to clarify your results of operations.

Costs and Expenses, page 44

6. Please provide a brief description of "variable costs."

Certain Relationships and Related Transactions and Director Independence, page 80

Consulting Agreement with Carlyle, page 80

7. Please disclose the amount of indebtedness held by Carlyle under your Term Loan Facilities.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 94

8. We note that you have not identified any components within your single operating segment and, hence, have a single reporting unit for purposes of goodwill. Please tell us in more detail how you determined that you have only one reporting unit in accordance with ASC 350-20-35-34 to 38. In your response, please tell us about your reporting structure and how you considered your recent acquisition of MACH.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director